The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 18, 2014.

Filed Pursuant to Rule 424(b)(5)
File No. 333-182197

Pricing Supplement No.

Dated:                 , 2014

(To Prospectus dated June 18, 2012 and Prospectus Supplement dated June 18, 2012)

This Pricing Supplement consists of 5 page(s).

AMERICAN EXPRESS CREDIT CORPORATION

Medium-Term Senior Notes, Series E

Due Nine Months or More from Date of Issue

Principal Amount or Face Amount: $

Issue Price:           %, plus accrued interest, if any, from                   , 2014

Proceeds to Company on original issuance:  $          (before expenses)

Commission: $        (    %)

Agent:

☒ Barclays Capital Inc.	☐ Mischler Financial Group, Inc.
☐ BNP Paribas Securities Corp.	☐ Mitsubishi UFJ Securities (USA), Inc.
☐ BNY Mellon Capital Markets, LLC	☐ Mizuho Securities USA Inc.
☐ CastleOak Securities, L.P.	☐ Morgan Stanley & Co. LLC
☐ Citigroup Global Markets Inc.	☐ RBC Capital Markets, LLC
☒ Credit Suisse Securities (USA) LLC	☐ RBS Securities Inc.
☒ Deutsche Bank Securities Inc.	☐ Samuel A. Ramirez & Company, Inc.
☐ Goldman, Sachs & Co.	☐ UBS Securities LLC
☐ HSBC Securities (USA) Inc.	☐ U.S. Bancorp Investments, Inc.
☐ J. P. Morgan Securities LLC	☐ Wells Fargo Securities, LLC
☐ Lebenthal & Co., LLC	☐ The Williams Capital Group, L.P.
☐ Lloyds Securities Inc.	☐ Other:
☐ Merrill Lynch, Pierce, Fenner & Smith
Incorporated

1

Agent	Amount
Barclays Capital Inc.	$
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Total	$

Agents’ capacity on original issuance:		☐ As Agent
☒ As Principal

If as principal:

☐ The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

☐ The Notes are being offered at a fixed initial public offering price of      % of Principal Amount or Face Amount.

Form of Note: ☐ Global ☐ Definitive

Trade Date:	, 2014

Original Issue Date:	, 2014

Stated Maturity:	, 20

Specified Currency (if other than U.S. Dollars):

Authorized Denominations (if other than as set forth in the Prospectus Supplement):

Interest Payment Dates:

First Interest Payment Date:	, 20

Indexed Principal Note: ☐ Yes (See Attached) ☐ No

Type of Interest Rate: ☐ Fixed Rate ☐ Floating Rate ☐ Indexed Rate (See Attached)

Interest Rate (Fixed Rate Notes):

Initial Interest Rate (Floating Rate Notes):

Base Rate:	☐ CD Rate	☐ Commercial Paper Rate
	☐ EURIBOR	☐ Federal Funds Rate
	☐ LIBOR	☐ Treasury Rate
	☐ Prime Rate	☐ Other (See Attached)

Calculation Agent:

Computation of Interest (If other than as set forth in the Prospectus Supplement):

☐ 30 over 360	☐ Actual over Actual
☐ Actual over 360	☐ Other (See Attached)

Interest Reset Dates:

Rate Determination Dates (If other than as set forth in the Prospectus Supplement):

Index Maturity:

Spread (+/-):

Spread Multiplier:

Change in Spread, Spread Multiplier or Fixed Interest Rate prior to Stated Maturity:

☐ Yes (See Attached)                                               ☐ No

Maximum Interest Rate:

Minimum Interest Rate:

Amortizing Note:   ☐ Yes (See Attached)                                            ☐ No

Optional Redemption: ☐ Yes   ☐ No

Optional Redemption Dates:
Redemption Prices:
Redemption:	☐ In whole only and not in part
☐ May be in whole or in part

Optional Repayment:  ☐ Yes   ☐  No

Optional Repayment Dates:

Optional Repayment Prices:

Discount Note:  ☐  Yes   ☐  No

Total Amount of OID:

Bond Yield to Call:

Yield to Maturity:

CUSIP:

ISIN:

DESCRIPTION OF THE NOTES:

The description in this Pricing Supplement of the particular terms of the Medium-Term Senior Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Notes set forth in the accompanying Prospectus dated June 18, 2012 and Prospectus Supplement dated June 18, 2012 to which reference is hereby made.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES:

Investors in the debt securities should consider the information in the accompanying prospectus dated June 18, 2012 under “Certain U.S. Federal Income Tax Consequences,” except that item (vi) of subparagraph (a) and item (iii) of subparagraph (b) of the first paragraph under “Certain U.S. Federal Income Tax Consequences—Tax Consequences to Non-United States Holders” are deleted.  In addition, the following new section is included after “Certain U.S. Federal Income Tax Consequences—Tax Consequences to Non-United States Holders”:

Foreign Accounts

A United States law enacted in 2010 and commonly referred to as FATCA potentially imposes a withholding tax of 30% on payments of (i) interest on a debt obligation of a United States issuer and (ii) after December 31, 2016, gross proceeds from the sale or other disposition of such a debt obligation, in each case made to (a) a foreign financial institution (as a beneficial owner or as an intermediary), unless such institution enters into an agreement with the United States government (or is required by applicable local law) to collect and provide to the United States or other relevant tax authorities certain information regarding United States account holders of such institution or (b) a non-United States entity (as a beneficial owner) that is not a financial institution unless such entity provides the withholding agent with a certification that it does not have any substantial United States owners or that identifies its substantial United States owners, which generally includes any specified United States person that directly or indirectly owns more than a specified percentage of such entity.  FATCA applies to the debt securities.  If we determine tax must be withheld under FATCA, it will be withheld at the statutory rate and we will not be required to pay any additional amount with respect to the withholding.  United States Holders that will hold the debt securities through a non-United States intermediary and Non-United States Holders are urged to consult their own tax advisors regarding possible implications of FATCA on their investment in the debt securities.

Moreover, the following replaces in its entirety the information under “Certain U.S. Federal Income Tax Consequences—European Union Directive on Taxation of Certain Interest Payments”:

EU Savings Directive

Under Council Directive 2003/48/EC (the “Savings Directive”) on the taxation of savings income, each Member State of the European Union is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or secured by such a person for, an individual beneficial owner resident in, or certain limited types of entity established in, that other Member State.  However, for a transitional period, Austria and Luxembourg will (unless during such period they elect otherwise) instead operate a withholding system in relation to such payments. Under such a withholding system, the beneficial owner of the interest payment must be allowed to elect that certain provision of information procedures should be applied instead of withholding. The rate of withholding is 35%.  The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to exchange of information procedures relating to interest and other similar income.  The Luxembourg government has announced that Luxembourg will elect out of the withholding system in favor of automatic exchange of information with effect from January 1, 2015.

A number of non-EU countries and certain dependent or associated territories of certain Member States have adopted similar measures to the Savings Directive.

On March 24, 2014 the Council of the European Union adopted a Directive amending the Savings Directive (the “Amending Directive”) which, when implemented, will broaden the scope of the rules described above. The Member States will have until January 1, 2016 to adopt national legislation necessary to comply with the Amending Directive. The changes made under the Amending Directive include extending the scope of the Savings Directive to payments made to, or secured for, certain other entities and legal arrangements (including trusts and partnerships), where certain conditions are satisfied. They also broaden the definition of “interest payment” to cover income that is equivalent to interest. Investors who are in any doubt as to their position should consult their professional advisers.

NOTICE TO CANADIAN INVESTORS:

Each purchaser of these securities that is resident in Canada or otherwise subject to the requirements of Canadian securities laws in connection with its purchase will be deemed to have represented and warranted to the issuer and the underwriters that it is an “accredited investor” as defined in National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators and, if relying on subsection (m) of the definition of that term, is not a person created or being used solely to purchase or hold securities as an accredited investor, and that it is either purchasing the securities as principal for its own account or is deemed to be purchasing the securities as principal by applicable law.  Each such purchaser further acknowledges that the securities have not been and will not be qualified for sale to the public under applicable Canadian securities laws and that any resale of the securities must be made in accordance with, or pursuant to an exemption from, or in a transaction not subject to, the prospectus requirements of those laws.